NEWS FROM

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-183740

Media Contact Casey Lassiter, 205 410-2777 Investor Relations Contact Mary Ann Arico, 205-969-6175 maryann.arico@healthsouth.com	September 6, 2012

HEALTHSOUTH ANNOUNCES PROPOSED SENIOR NOTES OFFERING

BIRMINGHAM, Ala. – HealthSouth Corporation (NYSE: HLS) today announced it plans to commence a public offering of senior notes pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission (SEC). The Company intends to use the net proceeds from this offering to repay amounts currently drawn on the revolving credit facility under the Company’s credit agreement, redeem up to 10% of the outstanding principal balance under the existing 7.25% Senior Notes due 2018 and the existing 7.75% Senior Notes due 2022, and use the balance of the net proceeds of this offering, if any, for general corporate purposes. Affiliates of certain of the underwriters are lenders under the revolving credit facility under the Company’s credit agreement and will receive a portion of the net proceeds used to repay amounts outstanding under the revolving credit facility.

The Company believes this notes issuance is consistent with its strategy of opportunistically accessing new debt capital when the Company believes market conditions are highly attractive. With this offering, the Company believes it can raise long-term non-amortizing funds at an attractive interest rate. With the proceeds of this offering, the Company can repay the amounts currently drawn on its revolving credit facility, which will enhance the Company’s capacity and flexibility to pursue growth and recapitalization strategies. The Company believes it will have opportunities to invest capital in a manner that offsets any dilution in the earnings per share associated with this offering.

Wells Fargo Securities; Barclays; BofA Merrill Lynch; Citigroup; Goldman, Sachs & Co.; J.P. Morgan; Morgan Stanley; RBC Capital Markets; and SunTrust Robinson Humphrey will act as joint bookrunning managers of the senior notes offering.

The offering is being made solely by means of a prospectus supplement and accompanying prospectus, which has been filed with the SEC. Before you invest, you should read the prospectus supplement and accompanying prospectus, as well as other documents the Company has filed or will file with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send the prospectus relating to the offering to you if you request it by contacting Wells Fargo Securities, 550 South Tryon Street, 7th Floor, Charlotte, NC 28202, Attention: Client Support, MAC D1086-070, Telephone: (800) 326-5897; Barclays Capital Inc., (888) 603-5847; BofA Merrill Lynch, (800) 294-1322; Citigroup, (877) 858-5407; Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, Telephone: (866) 471-2526, Facsimile: (212) 902-9316 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan, 383 Madison Avenue, New York, NY 10179, attention: High Yield Syndicate, (800) 245-8812, HY_syndicate@jpmorgan.com; Morgan Stanley & Co. Incorporated, (212) 761-6217; RBC Capital Markets, Attn: High Yield Capital Markets, Three World Financial Center, 200 Vesey Street, 10th Floor, New York, NY 10281-8098, (877) 280-1299; or SunTrust Robinson Humphrey, (404) 926-5052.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About HealthSouth

HealthSouth is the nation’s largest owner and operator of inpatient rehabilitation hospitals in terms of revenues, number of hospitals, and patients treated and discharged. Operating in 27 states across the country and in Puerto Rico, HealthSouth serves patients through its network of inpatient rehabilitation hospitals, outpatient rehabilitation satellite clinics and home health agencies. HealthSouth’s hospitals provide a higher level of rehabilitative care to patients who are recovering from conditions such as stroke and other neurological disorders, orthopedic, cardiac and pulmonary conditions, brain and spinal cord injuries, and amputations.

Forward-looking statements

Statements contained in this press release which are not historical facts, such as those relating to the likelihood, timing and effects of the completion of this offering, are forward-looking statements. In addition, HealthSouth, through its senior management, may from time to time make forward-looking public statements concerning the matters described herein. All such estimates, projections, and forward-looking information speak only as of the date hereof, and HealthSouth undertakes no duty to publicly update or revise such forward-looking information, whether as a result of new information, future events, or otherwise. Such forward-looking statements are necessarily estimates based upon current information, involve a number of risks and uncertainties, and relate to, among other things, future events, HealthSouth’s plan to repurchase its securities, and its financial plans. Actual events or results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors which could cause actual events or results to differ materially from those estimated by HealthSouth include, but are not limited to, any adverse outcome of various lawsuits, claims, and legal or regulatory proceedings involving the Company, including the Houston HHS-OIG investigation; breaches of security in or failures of the Company’s information systems; significant changes in its management team; its ability to successfully complete and integrate de novo developments, acquisitions, investments, and joint ventures consistent with its growth strategy; changes, delays in (including in connection with resolution of Medicare payment reviews or appeals), or suspension of reimbursement for its services by governmental or private payors; changes in the regulation of the healthcare industry at either or both of the federal and state levels, including as part of national healthcare reform and deficit reduction; competitive pressures in the healthcare industry and the Company’s response thereto; its ability to obtain and retain favorable arrangements with third-party payors; its ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages and the impact on the Company’s labor expenses from potential union activity and staffing shortages; general conditions in the economy and capital markets; the increase in the costs of defending and insuring against alleged professional liability claims and our ability to predict the estimated costs related to such claims; and other factors which may be identified from time to time in the Company’s SEC filings and other public announcements, including its Form 10-K for the year ended December 31, 2011 and Forms 10-Q for the quarters ended March 31, 2012 and June 30, 2012.

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